Room 4561

August 14, 2006

Mr. Fred C. Young
Director and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

      Re: Black Box Corporation
               Form 8-K Filed August 1, 2006
               File No. 0-18706

Dear Mr. Young:

We have reviewed your response letter dated June 7, 2006 and the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 1, 2006

Exhibit 99.1

1. We have read your response to prior comment number 9 and do not believe that your most recent disclosures adequately address our concerns. You should describe the material limitations associated with your non-GAAP measures and the manner in which management compensates for such limitations. We noted no substantive disclosures regarding such limitations. Based on your most recent presentation, examples of limitations that it may be appropriate for you to describe and then explain how management compensates are:

- The fact that you are excluding certain costs associated with your acquisitions while fully recognizing the benefits such as increased revenue;

- The fact that you are excluding restructuring costs incurred over multiple periods and (if true) that the related restructuring actions are essential to your future operating results; and

- The fact that you are excluding stock-based compensation expenses that are similar to cash compensation paid to employees and (if true) that such compensation is an integral part of your ongoing operations.

In addition, further clarify why you believe the use of non-GAAP measures improves investors' ability to make comparisons between fiscal periods and provides useful information regarding your financial condition and results of operations. These disclosures are overly general and we do not consider them to be substantive for purposes of demonstrating the usefulness of your measures. Please respond by confirming that you will enhance your future disclosures regarding material limitations and the usefulness of your measures.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief